SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                                  FORM T-3
            FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                      THE TRUST INDENTURE ACT OF 1939
                               CONSOLTEX INC.
                                    and
                            CONSOLTEX (USA) INC.
                                 (Issuers)
                          Consoltex Holdings, Inc.
                        Consoltex International Inc.
                           Rafytek, S.A. de C.V.
                       Consoltex Mexico, S.A. de C.V.
                                    and
                      LINQ Industrial Fabrics II, Inc.
                                (Guarantors)
                  --------------------------------------
                            (Name of Applicant)

       8555 Route Transcanadienne                499 Seventh Avenue             c/o American Industrial
      Saint-Laurent, Quebec H4S 1Z6            3rd Floor, South Tower                Partners, Inc.
                 Canada                       New York, New York 10018        551 Fifth Avenue, Suite 3800
             (514) 333-8800                            U.S.A.                   New York, New York 10176
                                                   (212) 643-8550                        U.S.A.
    (Address and Telephone Number of                                                 (212) 983-1399
       Consoltex Inc.'s Principal           (Address and Telephone Number
           Executive Offices)               of Consoltex (USA) Inc.'s and    (Address and Telephone Number
                                           Consoltex International Inc.'s    of Consoltex Holdings, Inc.'s
                                            Principal Executive Offices)      Principal Executive Offices)

             c/o Ritch Heather y Mueller
                    Amberes No. 5                                   2550 West Fifth North Street
                  06600 Mexico D.F.                            Summerville, South Carolina 29483-9699
                        Mexico                                                  USA
     (Address of Consoltex Mexico's and Rafytek's          (Address of LINQ Industrial Fabrics II, Inc.'s
             Principal Executive Offices)                           Principal Executive Offices)

        SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                                     AMOUNT
               --------------                                     ------
 11% Senior Subordinated Pay-in-Kind Notes                    US$118,110,000
                  due 2009

               APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

          As promptly as possible after the Effective Date of this
                       Application for Qualification


Name and Address of Agent for Service:                 Copy To:
           Paul J. Bamatter                     Nick P. Saggese, Esq.
            Consoltex Inc.             Skadden, Arps, Slate, Meagher & Flom LLP
      8555 Route Transcanadienne                300 South Grand Avenue
 Saint-Laurent, Quebec H4S 1Z6 Canada         Los Angeles, CA 90071-3144
            (514) 333-8800                          (213) 687-5000

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.


                                  GENERAL

1.       General Information.

         (a)     Form of organization: Consoltex Inc. ("Consoltex"), Consoltex
         (USA) Inc. ("Consoltex USA," together with Consoltex, the
         "Issuers"), Consoltex International Inc. ("Consoltex
         International"), Rafytek, S.A. de C.V. ("Rafytek"), Consoltex
         Mexico, S.A. de C.V. ("Consoltex Mexico") and LINQ Industrial
         Fabrics II, Inc. ("LINQ II") and Consoltex Holdings ("Holdings") are all corporations.

         (b) State or other sovereign power under the laws of which organized: Consoltex is incorporated under the laws of New Brunswick, Canada. Consoltex USA is incorporated in the State of New York. Holdings and LINQ II are incorporated under the laws of the State of Delaware. Consoltex International is incorporated under the laws of the State of Rhode Island. Consoltex Mexico and Rafytek are organized under the laws of the United Mexican States.

2.       Securities Act Exemption Applicable.

         Pursuant to the terms and subject to the conditions set forth in the Confidential Offering Circular and Consent Solicitation Statement (the "Offering Circular") dated January 10, 2002 and an accompanying consent and letter of transmittal ("Consent and Letter of Transmittal"), the Issuers propose to exchange (the "Exchange Offer"), at the Holder's (as defined below) election, either (i) US$935 principal amount of their 11% Senior Subordinated Pay-in-Kind Notes due 2009 (the "New Notes") for each US$1,000 principal amount of their outstanding 11% Series B Senior Subordinated Notes due 2003 (the "Old Notes"), and $55 principal amount of New Notes for all of the accrued but unpaid interest on the Old Notes through the date of the Exchange Offer, or (ii) $573.63 principal amount of the New Notes and $46.38 in cash for each $1,000 principal amount of the Old Notes, and $33.74 principal amount of the New Notes for all of the accrued but unpaid interest on the Old Notes through the date of the Exchange Offer. The New Notes will be issued under the indenture to be qualified hereby.

         The Issuers' obligations under the New Notes will be unconditionally guaranteed by Consoltex USA's direct and indirect subsidiaries: Consoltex International Inc. (f/k/a The Balson-Erlanger Group Ltd.), a Rhode Island corporation, LINQ Industrial Fabrics II, Inc., a Delaware corporation, Rafytek, S.A. de C.V., a corporation organized under the laws of Mexico, and Consoltex Mexico, S.A. de C.V., a corporation organized under the laws of Mexico (collectively, the "Subsidiary Guarantors") and by Consoltex Holdings, Inc., a Delaware corporation and the parent of the Issuers (together with the Subsidiary Guarantors, the "Guarantors"). The Guarantors currently guarantee the Issuers' obligations under the Old Notes, issued under that certain Indenture, dated as of September 30, 1993 (the "Original Indenture"), among the Issuers, Consoltex Holdings, Inc., The Balson-Erlanger Group Ltd., LINQ Industrial Fabrics, Inc., and U.S. Bank Trust National Association (formerly First Trust National Association), as Trustee, as amended and supplemented by the Supplemental Indenture dated August 18, 1994, the Second Supplemental Indenture dated September 29, 2001, the Third Supplemental Indenture dated April 12, 2001 and the Fourth Supplemental Indenture dated January 9, 2002 (the Original Indenture, as so amended, the "Existing Indenture"). In conjunction with the Exchange Offer, the Issuers also conducted a consent solicitation (the "Consent Solicitation"), upon the terms and subject to the conditions set forth in the Offering Circular and the Consent and Letter of Transmittal, to solicit the consents ("Consents") from registered holders (each, a "Holder", and collectively, the "Holders") of the Old Notes to certain waivers under and amendments to the Existing Indenture as set forth in the proposed Fifth Supplemental Indenture, dated as of January 30, 2002 among the Issuers, Consoltex Holdings, Inc., the Subsidiary Guarantors, and U.S. Bank, N. A., as Trustee, which supplemental indenture has been qualified under a separate Form T-3 which the Issuers have filed.

         No tenders of the Old Notes will be accepted before the effective date of this Application for Qualification (this "Application").

         The Exchange Offer is being made by the Issuers in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Notes by the Issuers, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer.

         The Issuers have retained U.S. Bank, N. A. to act as the "Exchange Agent" in connection with the Exchange Offer. The Exchange Agent will assist the Issuers by reviewing documentation submitted by tendering Holders to determine compliance with requirements of the Exchange Offer and Consent Solicitation. The Exchange Agent will be paid reasonable and customary fees for its services and will be reimbursed for its reasonable out-of-pocket expenses in connection therewith. The Issuers will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Offering Circular and related documents to the beneficial owners of the Old Notes. Other than the foregoing, the Issuers will not pay any fees or commissions to any broker, dealer or other person in connection with the Exchange Offer and the Consent Solicitation. Regular employees of the Issuers, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.

         No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Circular and Consent and Letter of Transmittal.

                                AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         (a) Consoltex and Consoltex USA are wholly owned subsidiaries of Holdings. All of the outstanding shares of the capital stock of Holdings are owned by AIP/CGI, Inc., a corporation formed under the laws of Delaware ("AIP/CGI"). American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP Capital Fund II") beneficially owns all the shares of AIP/CGI. American Industrial Partners II, L.P., a Delaware limited partnership ("AIP II") is the general partner of AIP Capital Fund
II. Finally, AIP Corporation is the general partner of AIP II. Consequently, AIP II and AIP Corporation may be deemed to beneficially own all of the shares of Holdings.

         (b) Consoltex International, LINQ II, Consoltex Mexico, Rafytek, Royalton Mexicana, S.A. de C.V., a corporation organized under the laws of the United Mexican States and Royalton de Mexico, S.A. de C.V., a corporation organized under the laws of the United Mexican States are all wholly owned subsidiaries of Consoltex USA. Consoltex does not have any subsidiaries.

         (c) For purposes of this Application, the officers and directors of each applicant named in response to Item 4 hereof may be deemed affiliates of such applicant by virtue of the positions held by such persons with such applicant. In addition, each of AIP/CGI and AIP Capital Fund II, as the direct and indirect parents, respectively, of the applicants and AIP II, as the general partner of AIP Capital Fund II, and AIP Corporation, as the general partner of AIP II, may be deemed to be an affiliate of each of the applicant under federal securities laws.

                           MANAGEMENT AND CONTROL

4. Directors And Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

                                 Consoltex

         The names of the directors and executive officers of Consoltex are set forth below. The mailing address for each of the directors and executive officers is 8555 Route Transcanadienne, Saint-Laurent, Quebec H4S 1Z6, Canada.

    Name                                        Title
    ----                                        -----

Theodore C. Rogers           Chief Executive Officer, Corporate Group
Paul J. Bamatter             Vice-President, Strategic Planning, Corporate
                             Group and Director
Alex Di Palma                Executive Vice President, Finance and Taxation,
                             Corporate Group and Chief Financial Officer
C. Suzanne Crawford          Vice-President, Legal Affairs and Corporate
                             Secretary, Corporate Group
Antoinette Lapolla           Vice President and Treasurer, Corporate Group
Marcel Thibault              President and Chief Executive Officer, Textile
                             Operations
Paul Roche                   Senior Vice-President Finance, Textile Operations
Peter Nuessler               President, Sales and Marketing - Industrial and
                             Specialty Products
Gilles Ouellet               President, Sales and Marketing - Performance
                             Fabric Division
Angela Passarelli            President, Sales and Marketing - Home Furnishings
                             Division


                               Consoltex USA

         The names of the directors and executive officers of Consoltex USA are set forth below. The mailing address for each of the directors and executive officers is 499 Seventh Avenue, 3rd Floor, South Tower, New York, New York 10018.

    Name                                        Title
    ----                                        -----

Paul J. Bamatter               President, Chief Operating Officer, Chief
                               Financial Officer and Director
Alex Di Palma                  Executive Vice-President, Finance and Taxation
C. Suzanne Crawford            Vice-President, Legal Affairs and Corporate
                               Secretary
Antoinette Lapolla             Vice-President and Treasurer


                                  Holdings

         The names of the directors and executive officers of Holdings are set forth below. The mailing address for each of the directors and executive officers is c/o American Industrial Partners, Inc. 551 Fifth Avenue, Suite 3800, New York, New York 10176.

    Name                                        Title
    ----                                        -----

Theodore C. Rogers             Chairman of the Board, Chief Executive Officer
                               and Director
Paul J. Bamatter               President, Chief Operating Officer and Chief
                               Financial Officer
Alex Di Palma                  Executive Vice-President, Finance and Taxation
C. Suzanne Crawford            Vice-President, Legal Affairs and Corporate
                               Secretary
Antoinette Lapolla             Vice-President and Treasurer
Kim A. Marvin                  Director


                          Consoltex International

         The names of the directors and executive officers of Consoltex International are set forth below. The mailing address for each of the directors and executive officers is c/o Consoltex (USA) Inc., 499 Seventh Avenue, 3rd Floor, South Tower, New York, NY 10018.

    Name                                        Title
    ----                                        -----

Paul J. Bamatter               Vice-President, Strategic Planning and Director
Alex Di Palma                  Vice-President, Taxation
C. Suzanne Crawford            Vice-President, Legal Affairs and Corporate
                               Secretary
Antoinette Lapolla             Vice-President and Treasurer
Marcel Thibault                President and Chief Executive Officer, Textile
                               Operations
Paul Roche                     Senior Vice-President Finance, Textile Operations


                                  Rafytek

         The names of the directors and executive officers of Rafytek are set forth below. The mailing address for each of the directors and executive officers is c/o Ritch Heather y Mueller, Amberes No. 5, 06600 Mexico D.F., Mexico.

     Name                                       Title
     ----                                       -----

Kim A. Marvin                  Attorney-in-fact and Director
Paul J. Bamatter               Attorney-in-fact and Director
Alex Di Palma                  Attorney-in-fact
C. Suzanne Crawford            Attorney-in-fact
Mauricio Hernandez Solis       Attorney-in-fact
Antoinette Lapolla             Attorney-in-fact


                              Consoltex Mexico

         The names of the directors and executive officers of Consoltex Mexico are set forth below. The mailing address for each of the directors and executive officers is c/o Ritch Heather y Mueller, Amberes No. 5, 06600 Mexico D.F., Mexico.

    Name                                        Title
    ----                                        -----

Kim A. Marvin                  Attorney-in-fact and Director
Paul J. Bamatter               Attorney-in-fact and Director
Alex Di Palma                  Attorney-in-fact
C. Suzanne Crawford            Attorney-in-fact
Mauricio Hernandez Solis       Attorney-in-fact
Antoinette Lapolla             Attorney-in-fact


                                  LINQ II

         The names of the directors and executive officers of LINQ II are set forth below. The mailing address for each of the directors and executive officers is 2550 West Fifth North Street, Summerville, South Carolina 29483-9699.

    Name                                        Title
    ----                                        -----

Theodore C. Rogers             Chief Executive Officer
Scott Womack                   President, Chief Operating Officer and Chief
                               Financial Officer
Paul J. Bamatter               Vice-President, Strategic Planning and Director
Alex Di Palma                  Vice-President, Taxation
C. Suzanne Crawford            Vice-President, Legal Affairs and Corporate
                               Secretary
Antoinette Lapolla             Vice-President and Treasurer
Michael Carr                   Vice-President, Sale of IBC, LINQ


5. Principal Owners Of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of January 25, 2002:

         (i)    Consoltex.

Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

Consoltex Holdings, Inc.     Common Stock     83,370,286-3/5         100%
         c/o
American Industrial Partners
551 Fifth Avenue, Suite 3800
New York, New York 10176

                            * * * * * * * * * *

         (ii) Consoltex USA.


Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

Consoltex Holdings, Inc.      Common Stock         581              100%
         c/o
American Industrial Partners
551 Fifth Avenue, Suite 3800
New York, New York 10176


                            * * * * * * * * * *

         (iii) Holdings.

Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

AIP/CGI, Inc. (1),(2),(3)     Common Stock        1,000              100%
         c/o
American Industrial Partners
551 Fifth Avenue, Suite 3800
New York, New York 10176


(1) American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP Capital Fund II"), beneficially owns 100% of AIP/CGI, Inc. and therefore may be deemed to be a beneficial owner of all of the shares of Holdings.

(2) American Industrial Partners II, L.P., a Delaware limited partnership ("AIP II"), is the general partner of AIP Capital Fund II and may be deemed to be a beneficial owner of all of the shares of Holdings.

(3) AIP Corporation is the general partner of AIP II and may be deemed to be a beneficial owner of all of the shares of Holdings.

                            * * * * * * * * * *

         (iv)     Consoltex International.

Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

Consoltex (USA), Inc.        Common Stock         1,200             100%
499 Seventh Avenue
3rd Floor, South Tower
New York, New York 10018


                            * * * * * * * * * *

         (v) Rafytek.

Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

Consoltex Mexico, S.A.       Common Stock       11,339,358          99.99%
de C.V.
c/o Ritch Heather y Mueller
Amberes No. 5
06600 Mexico D.F.
Mexico


                            * * * * * * * * * *

         (vi) Consoltex Mexico.

Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

Consoltex (USA) Inc.        Common Stock -      30,460,501          99.84%
499 Seventh Avenue            Series B
3rd Floor, South Tower
New York, New York 10018


                            * * * * * * * * * *

         (vii) LINQ II.

Name and Complete Mailing    Title of Class   Amount Owned      Percentage of
--------------------------   ---------------  -------------     --------------
        Address                  Owned      (Number of Shares) Voting Securities
        -------                  -----      ------------------ ----------------
                                                                    Owned
                                                                    -----

Consoltex (USA) Inc.         Common Stock         1,000              100%
499 Seventh Avenue
3rd Floor, South Tower
New York, New York 10018


                                UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a)    Not Applicable.

         (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                             CAPITAL SECURITIES

7.       Capitalization.

         (a) Furnish the following information as to each authorized class of securities of the applicant.

                  (i)    Equity Securities as of January 25, 2002.

       Title of Class             Amount Authorized         Amount Outstanding
       --------------             -----------------         ------------------

Common Stock of Consoltex              Unlimited           83,370,286-3/5 shares

Common Stock of Consoltex USA        1,000 shares          581 shares
Common Stock of Holdings             1,000 shares          1,000 shares
Common Stock of Consoltex            6,000 shares          1,200 shares
 International
Preferred Stock - Series D           235,689,000 shares    235,689,000 shares
 of Consoltex Mexico
Common Stock - Series B              30,510,500 shares     30,510,500 shares
 of Consoltex Mexico
Common Stock of LINQ II              1,000 shares          1,000 shares


(ii)     Debt Securities as of January 25, 2002.

       Title of Class             Amount Authorized         Amount Outstanding
       --------------             -----------------         ------------------

11% Series B Senior Subordinated   US$120,000,000             US$120,000,000
Notes Due 2003, issued by the
Issuers

10.5% Convertible Debentures Due   US$2,417,178               US$2,417,178
2003, issued by Holdings (1)

10.5 % Debentures Due 2003,        US$13,090,000              US$13,090,000
issued by Holdings

     (1) The 10.5% Convertible Debentures are convertible into the common stock of Consoltex at a specified price and rank equal in right of payment with the Old Notes and will rank equal in right of payment with the New Notes. Obligations of Holdings under the Convertible Debentures are guaranteed by the Issuers.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Holders of Consoltex's, Consoltex USA's, Holdings', Consoltex International's, Rafytek's Consoltex Mexico's and LINQ II's common stock are entitled to one vote for each share registered in such holders' names on all matters which such holders are entitled to vote.

                            INDENTURE SECURITIES

8. Analysis Of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

         The New Notes will be subject to a new indenture among the Issuers, Holdings, the Subsidiary Guarantors, and U.S. Bank, N.A., as Trustee (the "New Indenture"). The following is a general description of certain provisions of the New Indenture to be qualified, and the description is qualified in its entirety by reference to the form of New Indenture filed as Exhibit T3C hereto. All capitalized but otherwise undefined terms used below shall have the meanings ascribed to them in the New Indenture.

         (a)    EVENTS OF DEFAULT

         Events of Default with respect to the New Indenture includes the following: (i) the Issuers default in the payment when due of interest on the New Notes and the default continues for a period of 30 days; (ii) the Issuers default in the payment when due of principal of or premium, if any, on the New Notes; (iii) the Issuers fail to comply with their obligations to make an offer to repurchase the New Notes upon occurrence of a Change of Control; (iv) the Issuers or any of the Guarantors fail to observe or perform any other covenant, warranty or other agreement in the New Indenture or the New Notes and such failure continues for 60 days after written notice of such failure shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by Holders of at least 25% in aggregate principal amount of the New Notes then outstanding; (v) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by either Issuer or any of their respective Subsidiaries (or the payment of which is guaranteed by either of the Issuers or any of their respective Subsidiaries), whether such indebtedness or guarantee now exists or is created after the date of the New Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity or shall constitute a default in the payment of such issue of Indebtedness at final maturity of such issue and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $10 million or more; (vi) Consoltex or any of its Subsidiaries fails to pay final judgments aggregating in excess of $10 million, which judgments are not satisfied or stayed for a period of 60 consecutive days; (vii) certain events of bankruptcy, insolvency or reorganization of either Issuers or any of their respective Subsidiaries;
(viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law, which order or decree remains in effect and unstayed for 60 consecutive days, that (x) is for relief against either of the Issuers or any of their respective Subsidiaries in an involuntary case; (y) appoints a Custodian of either of the Issuers or any of their respective Subsidiaries or for all or substantially all of the property of either of the Issuers or any of their respective Subsidiaries; or (z) orders the liquidation of either of the Issuers or any of their respective Subsidiaries (collectively, "bankruptcy decrees"); or (ix) except as permitted by the New Indenture, any Guarantee shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under the Guarantee of such Guarantor and such condition shall have continued for a period of 60 days after written notice of such failure requiring the relevant Guarantor and the Issuers to remedy the same shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by Holders of at least 25% in aggregate principal amount of the New Notes then outstanding.

         Except as otherwise provided in the New Indenture, if an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare all the New Notes to be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers or any of their respective Subsidiaries or relating to any of the bankruptcy decrees occurs and is continuing, all outstanding New Notes will be immediately due and payable without further action or notice. Under certain circumstances, the holders of a majority in aggregate principal amount of the then outstanding New Notes may rescind any such acceleration with respect to the New Notes and its consequences.

         Subject to the provisions of the New Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the holders of the New Notes unless such holders have offered to the Trustee reasonable security or indemnity against any cost, expense or liability that might be incurred by it in compliance with such request or direction. Except as provided in the New Indenture, no holder of a New Note may pursue any remedy with respect to the New Indenture or the New Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding New Notes have requested the Trustee in writing to pursue the remedy, (iii) such holders have offered the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of indemnity, and (v) the holders of a majority in principal amount of the then outstanding New Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. The holders of a majority in principal amount of the then outstanding New Notes are given the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a New Note or that may involve the Trustee in personal liability.

         (b)    AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF
         PROCEEDS

         Two officers of each of Consoltex and Consoltex USA shall execute the New Notes for Consoltex and Consoltex USA, respectively, and each of the Issuers' seals shall be reproduced on the New Notes. A New Note shall not be valid until the Trustee or an authenticating agent (acceptable to the Issuers) manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

         There will be no proceeds resulting from issuance of the New Notes in the Exchange Offer. Upon the expiration of the Exchange Offer, all Old Notes that are properly tendered and not withdrawn in the Exchange Offer will be cancelled.

         (c)    RELEASE OF PROPERTY SUBJECT TO LIEN

         Not Applicable.

         (d)    SATISFACTION AND DISCHARGE

         The New Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Notes provided for in the New Indenture) with respect to the New Notes when: (i) all New Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year, or (3) are to be called for redemption within one year under certain arrangements satisfactory to the Trustee, and the Issuers, in the case of clauses (1), (2) or (3) above, have irrevocably deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge the entire Indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of New Notes which have become due and payable) or to the stated maturity or redemption date, as the case may be; (ii) the Issuers have paid or caused to be paid all other sums payable under the New Indenture by the Issuers; and (iii) the Issuers have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent provided for in the New Indenture relating to the satisfaction and discharge of the New Indenture have been complied with.

         (e)    EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Issuers will deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating (i) that a review of the activities of the Issuers and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under the New Indenture, (ii) as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every covenant contained in the New Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the New Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuers are taking or propose to take with respect thereto), and (iii) that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited (or, if such event has occurred, a description of the event and what action the Issuers are taking or propose to take with respect thereto).

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         None.

                 CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application comprises:

         (a)    Pages numbered 1 to 23, consecutively;

         (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1;

         (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  (i) Exhibit T3A.l - Certificate of Amalgamation of AIP/CGI NB Acquisition Corp. (with Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit 3.1, and incorporated herein by reference).

                  (ii) Exhibit T3A.2 - Certificate of Amendment (filed October 2, 2000 regarding change of name of AIP/CGI NB Acquisition Corp. to Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit 3.2, and incorporated herein by reference).

                  (iii) Exhibit T3A.3 - Articles of Amendment of Consoltex Inc. dated December 19, 2001 (filed with Form T-3 to qualify the Fifth Supplemental Indenture (the "Fifth Supplemental Indenture Form T-3") (022-22609), Exhibit T3A.3, and
                          incorporated herein by reference).

                  (iv) Exhibit T3A.4 - Certificate of Incorporation of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

                  (v) Exhibit T3A.5 - Certificate of Amendment of the Certificate of Incorporation of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

                  (vi) Exhibit T3A.6 - Certificate of Incorporation of AIP/CGI Acquisition Corp. filed September 1, 1999; Certificate of Amendment filed August 28, 2000 changing name to Consoltex Holdings, Inc. and Certificate of Amendment filed September 29, 2000 (filed with Form 10-K (033-75176), Exhibit 3.4, and incorporated herein by reference).

                  (vii) Exhibit T3A.7* - Original Articles of Incorporation of B.M.W Textile Company, Ltd. filed July 3, 1985; Articles of Amendment to the Articles of Incorporation filed December 30, 1986 changing the name of B.M.W Textile Company, Ltd. to The Balson-Hercules Group Ltd; Articles of Amendment to the Articles of Incorporation of The Balson-Hercules Group Ltd. filed December 19, 1995; Articles of Amendment to the Articles of Incorporation filed June 1, 2001 changing the name of The Balson-Hercules Group Ltd. to The Balson-Erlanger Group Ltd.; Articles of Amendment to the Articles of Incorporation filed December 10, 2001 changing the name of The Balson-Erlanger Group Ltd. to Consoltex International Inc.

                  (viii) Exhibit T3A.8* - Articles of Merger of The Balson-Hercules Group Ltd., filed December 29, 1999.

                  (ix) Exhibit T3A.9* - Transitory Articles and By-Laws of Rafytek, S.A. de C.V.

                  (x) Exhibit T3A.10* - Transitory Articles and By-Laws of Consoltex Mexico, S.A. de C.V.

                  (xi) Exhibit T3A.11* - Certificate of Incorporation of LINQ Industrial Fabrics II, Inc.

                  (xii) Exhibit T3B.1 - By-laws of Consoltex Inc. (filed with Form 10-K (033-75176), Exhibit 3.5, and incorporated herein by reference).

                  (xiii) Exhibit T3B.2 - By-laws of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

                  (xiv) Exhibit T3B.3 - By-laws of AIP/CGI Acquisition Corp. (now called Consoltex Holdings, Inc.) (filed with Form 10-K (033-75176), Exhibit 3.6, and incorporated herein by reference).

                  (xv)    Exhibit T3B.4* - By-laws of Consoltex
                          International Inc.

                  (xvi) Exhibit T3B.5* - By-laws of LINQ Industrial Fabrics II, Inc.

                  (xvii) Exhibit T3C* - Form of New Indenture among the Issuers, Holdings, the Subsidiary Guarantors and U.S. Bank, N. A., as Trustee.

                  (xviii) Exhibit T3D - Not Applicable.

                  (xix) Exhibit T3E.l - Confidential Offering Circular and Consent Solicitation Statement, dated as of January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3 (022-22609), Exhibit T3E.1, and incorporated herein by reference).

                  (xx)    Exhibit T3E.2 - Consent and Letter of
                          Transmittal, dated as of January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3 (022-22609), Exhibit T3E.2, and incorporated herein by reference).

                  (xxi) Exhibit T3E.3 - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3 (022-22609), Exhibit T3E.3, and incorporated herein by reference).

                  (xxii) Exhibit T3E.4 - Letter to Clients, dated January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3 (022-22609), Exhibit T3E.4, and incorporated herein by reference).

                  (xxiii) Exhibit T3E.5 - Notice of Guaranteed Delivery,
                          dated January 10, 2002 (filed with the Fifth
                          Supplemental Indenture Form T-3 (022-22609),
                          Exhibit T3E.5, and incorporated herein by reference).

                  (xxiv) Exhibit T3E.6 - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed with the Fifth Supplemental Indenture Form T-3 (022-22609) and incorporated herein by reference).

                  (xxv) Exhibit T3F* - Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

-----------------------
* Filed herewith.


                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex Inc., a corporation organized and existing under the laws of New Brunswick, Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                CONSOLTEX INC.


                                By: /s/  Alex Di Palma
                                    -----------------------------------------
                                    Name:  Alex Di Palma
                                    Title: Executive Vice-President, Finance and
                                           Taxation and Chief Financial Officer

Attest:  /s/ C. Suzanne Crawford
         -----------------------------------
         Name:  C. Suzanne Crawford
         Title: Vice-President, Legal Affairs
                and Corporate Secretary


                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex (USA) Inc., a corporation organized and existing under the laws of the State of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                CONSOLTEX (USA) INC.


                                By: /s/ Paul J. Bamatter
                                    -------------------------------------
                                    Name:  Paul J. Bamatter
                                    Title: President, Chief Operating Officer
                                           and Chief Financial Officer


Attest:  /s/  C. Suzanne Crawford
         --------------------------------
         Name:  C. Suzanne Crawford
         Title: Vice-President, Legal Affairs
                and Corporate Secretary



                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                CONSOLTEX HOLDINGS, INC.


                                By: /s/  Paul J. Bamatter
                                    ---------------------------------------
                                    Name:  Paul J. Bamatter
                                    Title: President, Chief Operating Officer
                                           and Chief Financial Officer

Attest:  /s/ C. Suzanne Crawford
         ----------------------------------
         Name:  C. Suzanne Crawford
         Title: Vice-President, Legal Affairs
                and Corporate Secretary



                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex International Inc., a corporation organized and existing under the laws of the State of Rhode Island, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                 CONSOLTEX INTERNATIONAL INC.


                                 By: /s/ Paul J. Bamatter
                                    --------------------------------------
                                    Name:  Paul J. Bamatter
                                    Title: Vice-President, Strategic Planning

Attest:  /s/  C. Suzanne Crawford
         --------------------------------------
         Name:  C. Suzanne Crawford
         Title: Vice-President, Legal Affairs
                and Corporate Secretary



                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rafytek, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                RAFYTEK, S.A. de C.V.


                                By: /s/ Paul J. Bamatter
                                    ------------------------------------
                                    Name:  Paul J. Bamatter
                                    Title: Attorney-in-fact and Director


Attest:  /s/ C. Suzanne Crawford
         ---------------------------
         Name:  C. Suzanne Crawford
         Title: Attorney-in-fact



                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex Mexico, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                CONSOLTEX MEXICO, S.A. de C.V.


                                By: /s/  Paul J. Bamatter
                                    ---------------------------------------
                                    Name:  Paul J. Bamatter
                                    Title: Attorney-in-fact and Director


Attest:  /s/ C. Suzanne Crawford
         -----------------------------
         Name:  C. Suzanne Crawford
         Title: Attorney-in-fact



                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, LINQ Industrial Fabrics II, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on February 1, 2002.

(SEAL)
                                LINQ INDUSTRIAL FABRICS II, INC.


                                By: /s/ Theodore C. Rogers
                                    ---------------------------------------
                                    Name:  Theodore C. Rogers
                                    Title: Chief Executive Officer

Attest:  /s/ C. Suzanne Crawford
         -----------------------------------
         Name: C. Suzanne Crawford
         Title: Vice-President, Legal Affairs and Corporate Secretary



                               EXHIBIT INDEX

EXHIBIT                               DESCRIPTION
-------                               -----------

Exhibit T3A.l                         Certificate of Amalgamation of
                                      AIP/CGI NB Acquisition Corp. (with
                                      Consoltex Inc.) (filed with Form 10-K
                                      (033-75176), Exhibit 3.1, and
                                      incorporated herein by reference).

Exhibit T3A.2                         Certificate of Amendment filed
                                      October 2, 2000 regarding change of
                                      name of AIP/CGI NB Acquisition Corp.
                                      to Consoltex Inc.) (filed with Form
                                      10-K (033-75176), Exhibit 3.2, and
                                      incorporated herein by reference).

Exhibit T3A.3                         Articles of Amendment of
                                      Consoltex Inc. dated December 19,
                                      2001 (filed with Form T-3 to qualify
                                      the Fifth Supplemental Indenture (the
                                      "Fifth Supplemental Indenture Form
                                      T-3") (022-22609), Exhibit T3A.3, and
                                      incorporated herein by reference).

Exhibit T3A.4                         Certificate of Incorporation of
                                      Consoltex (USA) Inc. (filed with Form
                                      10-K (033-75176), Exhibit 3.3, and
                                      incorporated herein by reference).

Exhibit T3A.5                         Certificate of Amendment of the
                                      Certificate of Incorporation of
                                      Consoltex (USA) Inc. (filed with Form
                                      10-K (033-75176), Exhibit 3.3, and
                                      incorporated herein by reference).

Exhibit T3A.6                         Certificate of Incorporation of
                                      AIP/CGI Acquisition Corp. filed
                                      September 1, 1999; Certificate of
                                      Amendment filed August 28, 2000
                                      changing name to Consoltex Holdings,
                                      Inc. and Certificate of Amendment
                                      filed September 29, 2000 (filed with
                                      Form 10-K (033-75176), Exhibit 3.4,
                                      and incorporated herein by
                                      reference).

Exhibit T3A.7*                        Original Articles of Incorporation of
                                      B.M.W Textile Company, Ltd. filed
                                      July 3, 1985; Articles of Amendment
                                      to the Articles of Incorporation
                                      filed December 30, 1986 changing the
                                      name of B.M.W Textile Company, Ltd.
                                      to The Balson-Hercules Group Ltd;
                                      Articles of Amendment to the Articles
                                      of Incorporation of The
                                      Balson-Hercules Group Ltd. filed
                                      December 19, 1995; Articles of
                                      Amendment to the Articles of
                                      Incorporation filed June 1, 2001
                                      changing the name of The
                                      Balson-Hercules Group Ltd. to The
                                      Balson-Erlanger Group Ltd.; Articles
                                      of Amendment to the Articles of
                                      Incorporation filed December 10, 2001
                                      changing the name of The
                                      Balson-Erlanger Group Ltd. to
                                      Consoltex International Inc.

Exhibit T3A.8*                        Articles of Merger of The
                                      Balson-Hercules Group Ltd. filed
                                      December 29, 1999.

Exhibit T3A.9*                        Transitory Articles and By-laws of
                                      Rafytek, S.A. de C.V.

Exhibit T3A.10*                       Transitory Articles and By-laws of
                                      Consoltex Mexico, S.A. de C.V.

Exhibit T3A.11*                       Certificate of Incorporation of LINQ
                                      Industrial Fabrics II, Inc.

Exhibit T3B.1                         By-laws of Consoltex Inc. (filed with
                                      Form 10-K (033-75176), Exhibit 3.5,
                                      and incorporated herein by
                                      reference).

Exhibit T3B.2                         By-laws of Consoltex (USA) Inc.
                                      (filed with Form 10-K (033-75176),
                                      Exhibit 3.3, and incorporated herein
                                      by reference).

Exhibit T3B.3                         By-laws of AIP/CGI Acquisition Corp.
                                      (now called Consoltex Holdings, Inc.)
                                      (filed with Form 10-K (033-75176),
                                      Exhibit 3.6, and incorporated herein
                                      by reference).

Exhibit T3B.4*                        By-laws of Consoltex International Inc.

Exhibit T3B.5*                        By-laws of LINQ Industrial Fabrics
                                      II, Inc.

Exhibit T3C*                          Form of New Indenture among the
                                      Issuers, Holdings, the Subsidiary
                                      Guarantors and U.S. Bank, N.A., as
                                      Trustee.

Exhibit T3E.l                         Confidential Offering Circular and
                                      Consent Solicitation Statement, dated
                                      as of January 10, 2002 (filed with
                                      the Fifth Supplemental Indenture Form
                                      T-3 (022-22609), Exhibit T3E.1, and
                                      incorporated herein by reference).

Exhibit T3E.2                         Consent and Letter of
                                      Transmittal, dated as of January 10,
                                      2002 (filed with the Fifth
                                      Supplemental Indenture Form T-3
                                      (02-22609), Exhibit T3E.2, and
                                      incorporated herein by reference).

Exhibit T3E.3                         Letter to Brokers, Dealers,
                                      Commercial Banks, Trust Companies and
                                      Other Nominees, dated January 10,
                                      2002 (filed with the Fifth
                                      Supplemental Indenture Form T-3
                                      (022-22609), Exhibit T3E.3, and
                                      incorporated herein by reference).

Exhibit T3E.4                         Letter to Clients, dated
                                      January 10, 2002 (filed with the
                                      Fifth Supplemental Indenture Form T-3
                                      (022-22609), Exhibit T3E.4, and
                                      incorporated herein by reference).

Exhibit T3E.5                         Notice of Guaranteed Delivery,
                                      dated January 10, 2002 (filed with
                                      the Fifth Supplemental Indenture Form
                                      T-3 (022-22609), Exhibit T3E.5, and
                                      incorporated herein by reference).

Exhibit T3E.6                         Guidelines for Certification of
                                      Taxpayer Identification Number on
                                      Substitute Form W-9 (Filed with Fifth
                                      Supplemental Indenture Form T-3
                                      (022-22609), Exhibit T3E.6, and
                                      incorporated by reference herein).

Exhibit T3F*                          Cross reference sheet showing
                                      the location in the New Indenture of
                                      the provisions inserted therein
                                      pursuant to Sections 310 through
                                      318(a), inclusive, of the Trust
                                      Indenture Act of 1939.
* Filed herewith.



                                                                    Exhibit T3F

                           CROSS-REFERENCE TABLE*


      TRUST INDENTURE      INDENTURE SECTION
      ACT SECTION

310 (a)(1).............................................     7.10
    (a)(2).............................................     7.10
    (a)(3).............................................     N.A.
    (a)(4).............................................     N.A.
    (a)(5).............................................     7.10
    (b)................................................     7.10
    (c)................................................     N.A.
311 (a)................................................     7.11
    (b)................................................     7.11
    (c)................................................     N.A.
312 (a)................................................     2.05
    (b)................................................     11.03
    (c)................................................     11.03
313 (a)................................................     7.06
    (b)(1).............................................     N.A.
    (b)(2).............................................     7.06
    (c)................................................     7.06;11.02
    (d)................................................     7.06
314 (a)................................................     4.03;11.02
    (b)................................................     N.A.
    (c)(1).............................................     11.04
    (c)(2).............................................     11.04
    (c)(3).............................................     N.A.
    (d)................................................     N.A.
    (e)................................................     11.05
    (f)................................................     N.A.
315 (a)................................................     7.01
    (b)................................................     7.05,11.02
    (c)................................................     7.01
    (d)................................................     7.01
    (e)................................................     6.11
316 (a)(last sentence).................................     N.A.
    (a)(1)(A)..........................................     6.05
    (a)(1)(B)..........................................     6.04
    (a)(2).............................................     N.A.
    (b)................................................     6.07
    (c)................................................     2.13
317 (a)(1).............................................     6.08
    (a)(2).............................................     6.09
    (b)................................................     2.04
318 (a)................................................     11.01
    (b)................................................     N.A.
    (c)................................................     11.01

N.A.  means not applicable.
*This Cross-Reference Table is not part of the New Indenture.